Exhibit (a)(1)

May 22, 2009

Dear Shareholder:

On March 18, 2009, American Software, Inc. announced its intention to commence a tender offer for all of the outstanding shares of Logility’s common stock not already owned by American Software.

Subsequently, the Board of Directors of Logility established a Special Committee, comprised of independent directors who are unaffiliated with American Software, to review, evaluate and make recommendations to Logility’s shareholders (other than American Software and its affiliates) with respect to the proposed tender offer.

Today, American Software commenced a tender offer to acquire all of the outstanding shares of Logility’s common stock not already owned by American Software at a price of $7.02 per share (the “Offer”). Further information about the Offer can be found in the Offer to Purchase and related documents that are being mailed to you together with the enclosed Solicitation/Recommendation Statement on Schedule 14D-9.

The Special Committee has determined that the Offer is fair to the shareholders of Logility, other than American Software or its affiliates. The Special Committee unanimously recommends, on behalf of Logility, that the shareholders of Logility accept the Offer and tender their shares of Logility common stock pursuant to the Offer.

The Special Committee has made its determination and recommendation based upon certain material factors that have been described in the enclosed Solicitation/Recommendation Statement. The enclosed Solicitation/Recommendation Statement was prepared on behalf of Logility and authorized by the Special Committee and was filed today with the Securities and Exchange Commission.

The Special Committee encourages you to review the enclosed Solicitation/ Recommendation Statement in its entirety, because it contains important information, and to consult with your own tax and other advisors to determine your particular consequences resulting from the Offer.

Thank you for your careful consideration of this matter.

Sincerely,

Parker H. Petit and John A. White Members of the Special Committee of the Logility Board of Directors